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                                                                     Exhibit 3.3


                           CERTIFICATE OF AMENDMENT OF
                                    BYLAWS OF
                          NEUROCRINE BIOSCIENCES, INC.
                            (A Delaware Corporation)

      On May 27, 1997, the stockholders of the corporation approved the amendment of Section 3.2 of the Bylaws of the corporation to read as follows:

      3.2   NUMBER OF DIRECTORS

      The board of directors shall consist of seven (7) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. The directors shall be divided into three classes, with the term of office of the first class, which class shall initially consist of two directors, to expire at the first annual meeting of stockholders following the 1996 Annual Meeting of Shareholders; the term of office of the second class, which class shall initially consist of two directors, to expire at the second annual meeting of stockholders following the 1996 Annual Meeting of Shareholders; the term of office of the third class, which class shall initially consist of two directors, to expire at the third annual meeting of stockholders following the 1996 Annual Meeting of Shareholders; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election.